October 25, 2006



RiverSource Special Tax-Exempt Series Trust
50606 Ameriprise Financial Center
Minneapolis, Minnesota 55474

Gentlemen:

I have examined the Agreement and Declaration of Trust and the By-Laws of RiverSource Special Tax-Exempt Series Trust (the Trust) and all necessary certificates, permits, minute books, documents and records of the Trust, and the applicable statutes of the Commonwealth of Massachusetts, and it is my opinion that the shares sold in accordance with applicable federal and state securities laws will be legally issued, fully paid, and nonassessable.

This opinion may be used in connection with the Post-Effective Amendment.

Sincerely,

/s/ Leslie L. Ogg
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    Leslie L. Ogg
    Attorney at Law
    901 S. Marquette Ave., Suite 2810
    Minneapolis, MN  55402-3268